March 16, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Linda Cvrkel, Branch Chief

Re:	LeapFrog Enterprises, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 001-31396

Dear Ms. Cvrkel:

We are submitting this letter in response to your letter, dated February 24, 2006, to Thomas J. Kalinske, Chief Executive Officer of LeapFrog Enterprises, Inc. (the “Company”). We have incorporated your comment into this letter in italics for your convenience.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Consolidated Balance Sheet, page F-3

Consolidated Statements of Cash Flows, page F-6

Note 2. Summary of Significant Accounting Policies, Cash and Cash Equivalents, page F-9

We have read your response to our prior comment 2. We believe that the reclassification of auction rate securities from cash and cash equivalents to short-term investments during the fiscal year 2004 should have been accounted for and disclosed as a correction of an error since you made a change from an accounting principal that is not generally accepted to one that is generally accepted including the correction of an accounting principal. In this regard, supplementally tell us how you determined that the error in classification was not a material error requiring restatement of your prior period financial statements in view of the impact it had on the line item cash and cash equivalents at December 31, 2003 (i.e., $24.5 million) as reflected on your balance sheet and the impact that it had on statements, of cash flows for the years ended December 31, 2002 and 2003. Additionally, we note that from your last sentence in your proposed disclosure that “due to the reclassification, cash provided for investing activities increased by $24.5 million.” Please change the last sentence to state cash” used in” rather than “provided for.” Also it appears that the increase of $24.5 million in cash used in investing activities effected both December 31, 2003 (i.e., increase of $17.124 million) as well as December 31, 2002 (i.e., increase of $7.4 million). In this regard, please revise the notes to your financial statements included in your Form 10-K for the year ended December 31, 2004 to accurately describe the nature and extent of the error in classification and revise your financial statements, accordingly.

U.S. Securities and Exchange Commission

March 16, 2006

Page Two

Response to your comment

The Company acknowledges that the disclosure about the reclassification of auction rate securities should have been more complete. Accordingly, in our 2005 Form 10-K, the Company has provided a full explanation for the reclassification, in Note 2 to the Consolidated Financial Statements, “Significant Accounting Policies.” In advance of filing our 2005 Form 10-K, filed on March 7, 2006, we discussed the form of our proposed disclosure with Mr. Jeff Jaramillo. Note 2 of the 2005 Form 10-K reads as follows:

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds.

Prior to December 31, 2004, the Company classified its auction rate securities as cash and cash equivalents because the securities were highly liquid and the periods between interest rate resets generally did not exceed 90 days. Prior to filing its annual report on Form 10-K for the year ended December 31, 2004, the Company determined that, pursuant to SFAS 95, “Statement of Cash Flows,” its auction rate securities cannot be classified as cash equivalents because their contractual maturities exceed 90 days. The Company classified its auction rate securities as of December 31, 2004 as short-term investments.

The Company also corrected the error in its 2003 financial statements by reclassifying $24.5 million of auction rate securities as of December 31, 2003 from cash and cash equivalents to short-term investments. As a result, the following table shows the amounts, as originally presented in the Company’s Form 10-K for the year ended December 31, 2003 and the corrected 2003 and 2002 amounts as presented in its Form 10-K for the year ended December 31, 2004. This reclassification had no effect on total current assets, stockholders’ equity, net income (loss), cash provided by operating activities, or on net income (loss) per share.

Correction of amounts relating to 2003	As Reported in
	2004 Form 10-K	2003 Form 10-K	Difference
Cash and cash equivalents	$45,319	$69,844	$(24,525)
Short-term investments	67,284	42,759	24,525
Cash used in investing activities	(76,155)	(59,030)	17,125
Decrease in cash and cash equivalents	(18,108)	(983)	(17,125)

Correction of amounts relating to 2002	As Reported
	2004 Form 10-K	2003 Form 10-K	Difference
Cash used in investing activities	$(24,982)	$(17,582)	$7,400
Increase in cash and cash equivalents	55,158	62,558	(7,400)

In connection with our response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (510) 420-4882 if you have further questions or comments or require additional information.

Sincerely,

/s/ William B. Chiasson
William B. Chiasson
Chief Financial Officer

cc:	Thomas J. Kalinske
Kenneth L. Guernsey, Esq.